 EXHIBIT 99.1

Bezeq The Israel Telecommunication Corporation Ltd.

(“the Company”)

To:	To:
The Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.

Immediate Supplementary Report – Petition for Further Hearing (Verdnikov)

Further to the Company’s immediate report of December 29, 2016 regarding a Supreme Court ruling which dismissed two appeals on a ruling of the Tel Aviv District Court (Economic Department) which dismissed two (consolidated) motions to certify derivative actions concerning the distribution of dividends and loans of the Company, immediate supplementary notification is hereby provided that on April 6, 2017, the Company received a copy of a petition for a further hearing in the file, which had been filed by one of the appellants.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.